BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

November 30, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tax-Free Trust of Oregon (a portfolio of The Cascades Trust)
File Nos. 33-4382 and 811-4626

Dear Sirs:

     On behalf of Tax-Free Trust of Oregon (the "Trust"), the only series of the Cascades Trust, we are filing today with the Commission, pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

In accordance with Rule 472(b) under the 1933 Act and Rule 8b-11 under the 1940 Act, the text on Form N-1A of Post-Effective Amendment No. 36 to the Registration Statement of the Trust under the 1933 Act and Amendment No. 37 to the Registration Statement of the Trust under the 1940 Act, marked to show changes.

This filing is being made under Rule 485(a) because it contains disclosures about the forthcoming termination of the Trust’s sub-advisory contract as of December 31, 2010. At the time of this filing, new sub-advisory arrangements for the Trust have not been completed. The possibilities under consideration by the management and the Board of Trustees are described in the prospectus filed herewith. It is expected that these arrangements will be completed by the end of 2010. We will advise the staff promptly of the disclosure relating to such arrangements that will be included in the final prospectus.

This filing otherwise contains only routine updates and selective review would be appropriate.

The staff is advised that not all of the financial material required was available at the time of this filing. It is our intention to file a superseding amendment under Rule 485(b) when such material becomes available, to become effective January 31, 2011.

We would be most grateful if we could have staff comments on this filing as soon as possible.

Please provide comments to me or to my partner Robert Jones at the above telephone number, 212-818-1110.

Pursuant to Rule 485(a) it is proposed that this amendment
will become effective on January 31, 2011.

Very truly yours,

/s/ William L. D. Barrett

William L. D. Barrett